EXHIBIT A





CONTACT:
Nick Bray                     AT THE FINANCIAL RELATIONS BOARD:
Chief Financial Officer       For Analyst Info:  Julie Creed (312) 640-6724
Gentia Software               For General Info:  Kelly Lofts (212) 661-8030
+44 181 971 4000              For Media Info:  Claudine Cornelis (212) 661-8030


            GENTIA RETURNS TO PROFITABILITY DURING THIRD QUARTER 1999


LONDON, OCTOBER 21, 1999 -- Gentia Software (Nasdaq: GNTI), a leading provider of intelligent analytical applications for enterprise-wide deployment, today reported results for the third quarter ended September 30, 1999. Gentia reported net income of $0.1 million, or $0.01 per share, for the third quarter of 1999. This compares with a net loss of $6.3 million, or ($0.62) per share, for the second quarter of 1999 and a net loss of $1.6 million, or ($0.15) per share, in the same quarter in 1998. Revenues for the third quarter of 1999 totalled $6.1 million, compared with $6.0 million for the second quarter of 1999 and $8.0 million for the same quarter a year ago.

"We have reduced costs from a level of $9.2 million in quarter two to $6.0 million this quarter," commented Nick Bray, Chief Financial Officer. "In addition the company has returned solid total revenues of $6.1 million this quarter notwithstanding this transition. Although overall revenues increased only marginally over the prior quarter, we experienced 17% growth in new license fees during quarter three, from $2.4million to $2.8 million. We also showed an increase in the proportion of new license fees from application sales. Application license revenue now accounts for the majority of all new license sales and we believe application license fees are well positioned for further growth."

"The top priority of the new management team has been to stabilize Gentia and position it for long-term growth," commented Steve Fluin, Chief Executive Officer. "We are extremely pleased to have reached this goal and report a modest profit for the quarter. More importantly, with our expenses now in line, our operation is geared for revenue growth as we move forward. This quarter marks a milestone in our company's transition and growth. We have simultaneously completed a global, functional reorganization that provides us with the operational capability for sustained revenue growth and introduced an intelligent application strategy that builds on our current product portfolio, providing our clients with applications that show multi-million dollar return on investment. Gentia's applications now provide future looking business information, based on our analytic capability, that executives require to successfully maximize their business performance."

Fluin Continued, "We are resolute that the route to revenue growth is through our channel strategy. We are very encouraged by the relationships we recently established. Our channel strategy is to partner with domain experts to develop and market best of breed intelligent applications that help our clients to improve business performance. This year we have worked with Arthur Andersen to produce a market leading profitability analysis application and added several notable partners including IBM for our balanced scorecard product. These relationships increase our competitive position and also increase the percentage of target opportunities we achieve in our global markets."

The Company has been notified that it no longer meets the listing requirements for the Nasdaq National Market System. The Company is exploring options that will enable it to maintain its National Market listing in addition to other listing alternatives such as the Nasdaq Small Cap.


MOST RECENT DEVELOPMENTS

-- Closed major deals during the quarter with Cockerill Sambre, Motorola, Zurcher Kantonalbank, Telenor and Co-op.

-- Partnered with IBM to offer the Balanced Scorecard application to IBM's customers as an integrated tool in IBM's business intelligence solution.

-- Achieved immediate success following the launch of Gentia TrafficOptimizer in partnership with Bell Atlantic and Hewlett-Packard. The application enables telecom network operators to optimize their existing network architecture. Bell Atlantic recently announced savings in excess of $4 million on network investment following the implementation of the application in January of 1999.

-- Partnered with FlexiInternational to create a balanced scorecard application for the financial services industry and integrate the tool into Flexi's Scorecard suite of financial management applications.

-- Upgraded our customer support to take advantage of web technologies, be more effective for users and introduced a new team of proactive Customer Relationship Managers, globally.

-- Increased our global sales campaign efforts including establishing an Asian Regional Headquarters in Singapore and appointment of a new distributor in Australia.

ABOUT THE COMPANY

Gentia Software (Nasdaq: GNTI) is a leading supplier of intelligent analytical applications that sustain and improve business performance. Its integrated portfolio of software applications, incorporating the expertise of world-class consulting partners, supports strategy management, performance measurement and operational analysis. For more information, visit www.gentia.com or call:
1-888-4GENTIA (United States), +44 (0) 208 971 4000 (Europe).

THIS NEWS RELEASE CONTAINS STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO THE FINANCIAL PERFORMANCE OF GENTIA SOFTWARE. SUCH STATEMENTS ARE BASED UPON THE INFORMATION AVAILABLE TO MANAGEMENT AT THIS TIME, AND THEY NECESSARILY INVOLVE RISK BECAUSE ACTUAL RESULTS COULD DIFFER MATERIALLY FROM CURRENT EXPECTATIONS. AMONG THE MANY FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE COMPANY'S FORWARD-LOOKING STATEMENTS ARE CHANGES IN GENERAL ECONOMIC CONDITIONS, ACTIONS TAKEN BY CUSTOMERS OR COMPETITORS, AND THE RECEIPT OF MORE OR FEWER ORDERS THAN EXPECTED.

                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                           Three Months Ended             Nine Months Ended
                                                                      ------------------------------------------------------------
                                                                      September 30,  September 30,   September 30,   September 30,
                                                                          1999           1998            1999           1998
                                                                      ------------------------------------------------------------

                                                                             US$            US$             US$             US$
Revenues:
    License .....................................................       $  2,760       $  4,419        $  7,420        $ 12,076
    Services and other ..........................................          3,367          3,588          10,610           9,587
                                                                        --------        --------       --------        --------
                                                                           6,127          8,007          18,030          21,663

Cost of revenues:
     License ....................................................            575            452           1,575             999
     Services and other .........................................          1,523          2,140           6,441           5,967
                                                                        --------        --------       --------        --------
                                                                           2,098          2,592           8,016           6,966

Gross profit ....................................................          4,029          5,415          10,014          14,697

Operating expenses:
     Sales and marketing ........................................          2,134          4,351          10,570          12,641
     Research and development ...................................            948          1,512           4,082           5,185
     General and administrative .................................            632          1,106           2,646           3,209
    Restructuring costs .........................................           --             --             1,876            --
     Goodwill amortization ......................................            260            153             844             383
                                                                        --------        --------       --------        --------
                     Total operating expenses ...................          3,974          7,122          20,018          21,418

Income / (loss) from operations .................................             55         (1,707)        (10,004)         (6,721)
Other income ....................................................           --              144              69             605
                                                                        --------        --------       --------        --------
Income / (loss) before provision for income taxes ...............             55         (1,563)         (9,935)         (6,116)

Provision for income taxes ......................................           --             --              --              --
                                                                        --------        --------       --------        --------
Net income / (loss) .............................................       $     55       $ (1,563)       $ (9,935)       $ (6,116)
                                                                        ========       ========        ========        ========

Basic income / (loss) per share .................................       $   0.01       $  (0.15)       $  (0.97)       $  (0.62)
Diluted income / (loss) per share ...............................       $   0.01       $  (0.15)       $  (0.94)       $  (0.62)

Shares used to compute basic EPS ................................         10,232         10,116          10,232           9,874
Shares used to compute diluted EPS ..............................         10,560         10,116          10,560           9,874


                               GENTIA SOFTWARE PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                       September 30,       December 31,
                                                                           1999               1998
                                                                       -------------      ------------
                                                                        (Unaudited)        (Audited)

                                                                              US$                US$
ASSETS
    Current assets:
           Cash and cash equivalents ..........................          $    760           $  5,314
           Accounts receivable, net of allowances of $4,329
              ( Dec 31, 1998 - $3,801) ........................             6,575             10,565
           Prepaid expenses and other current assets ..........             1,087              1,363
           Tax recoverable ....................................              --                  212
                                                                         --------           --------
Total current assets ..........................................          $  8,422           $ 17,454

    Property and equipment, net ...............................             1,542              2,192
      Intangible assets:
              Purchase software, net of amortization of $478
                          ( Dec 31, 1998 - $25) ...............             2,131              2,585
         Goodwill on acquisition, net of amortization of $2,156
                  (Dec 31, 1998 - $1,764) .....................             3,961              4,317
                                                                         --------           --------
Total assets ..................................................          $ 16,056           $ 26,548
                                                                         ========           ========

LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
           Current portion of lease obligations ...............          $     57           $     78
           Accounts payable ...................................             2,902              2,203
           Accrued liabilities ................................             3,337              3,778
           Deferred revenues ..................................             3,678              4,754
           Other accounts payable .............................             1,232              1,766
                 Short Term Loans .............................             1,060               --
                                                                         --------           --------
     Total current liabilities ................................          $ 12,266           $ 12,579

    Non current liabilities:
           Deferred taxation ..................................              --                 --
           Long-term portion of lease obligations .............               121                 59
                                                                         --------           --------
Total Liabilities .............................................          $ 12,387           $ 12,638

    Shareholders' equity:
           Ordinary shares ....................................             2,454              2,445
           Additional paid-in capital .........................            28,885             28,881
           Retained (deficit) .................................           (26,772)           (16,837)
           Cumulative translation adjustment ..................              (898)              (579)
                                                                         --------           --------
Total shareholders' equity ....................................          $  3,669           $ 13,910
                                                                         --------           --------
Total liabilities and shareholders' equity ....................          $ 16,056           $ 26,548
                                                                         ========           ========






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